FEMSA Files 2012 SEC Annual Report

Monterrey, Mexico, April 8, 2013— Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) filed today its annual report on Form 20-F with the Securities and Exchange Commission (SEC) and its annual report before the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission) and the Bolsa Mexicana de Valores (Mexican Stock Exchange), for the fiscal year ended December 31, 2012.

These reports are available on FEMSA’s investor relations website at http://ir.femsa.com. Shareholders may request a hard copy of these reports, which include FEMSA’s audited financial statements, free of charge through the contact below.

Contact:

investor@femsa.com.mx

(52) 818-328-6167

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; in the retail industry through FEMSA Comercio, operating OXXO, the largest and fastest-growing chain of small-format stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 178 countries.